UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           BigStar Entertainment, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                   089896 104
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                                 (CUSIP Number)


                              David S. Friedensohn
                               20 Lighthouse Road
                          Hampton Bays, New York 11946

                                 With a copy to:

                            Dale S. Bergman, Esquire
                                Broad and Cassel
                            201 South Biscayne Blvd.
                                   Suite 3000
                              Miami, Florida 33131
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 13, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                                  SCHEDULE 13D

-------------------------------------
CUSIP NO. 089896 104
-------------------------------------

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1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         David S. Friedensohn
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [ ]
         (b)  [ ]

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3        SEC USE ONLY


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4        SOURCE OF FUNDS*

         PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
                                                                            [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                               2,103,788
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                 0
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                     2,103,788
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                             0
                                            ------------------------------------

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,103,788
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.98%
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14       TYPE OF REPORTING PERSON*

         IN
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                                       -2-

         Item 1.  Security and Issuer.
                  -------------------

                  This Statement on Schedule 13D relates to shares of common stock, $.0001 par value per share (the "Common Stock"), of BigStar Entertainment, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 20 Lighthouse Road, Hampton Bays, NY 11946.


         Item 2.  Identity and Background.
                  -----------------------

         (a)      This Schedule 13D is being filed on behalf of David S.
Friedensohn.

         (b) The business address of Mr. Friedensohn is c/o BigStar Entertainment, Inc., 20 Lighthouse Road, Hampton Bays, NY 11946.

         (c) Mr. Friedensohn's principal occupation is as Chief Executive Officer of the Issuer.

         (d) During the last five years, Mr. Friedensohn has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Friedensohn was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Friedensohn is a citizen of the United States.


         Item 3.  Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  The Common Stock was purchased utilizing Mr. Friedensohn's personal funds.


         Item 4.  Purpose of Transaction.
                  ----------------------

                  Mr. Friedensohn acquired the Common Stock beneficially owned by him in the ordinary course of his investing activities. Mr. Friendnesohn may acquire more Common Stock depending on the market price of the Common Stock.

                  As of the date of the event which required filing of this Statement on Schedule 13D, Mr. Friedensohn did not have any plans or proposals (other than as set forth above) which may relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j)      any action similar to any of those numerated above.


         Item 5.  Interest in Securities of the Issuer.
                  ------------------------------------

         (a)(b) Mr. Friedensohn may be deemed to beneficially own an aggregate of 2,103,788 shares or 26.98% of the total shares outstanding of the Issuer. Such shares include 1,918,675 held of record by Mr. Friedensohn and stock options to purchase 65,713 shares of Common Stock and with respect to which Mr. Friedensohn may be deemed to have sole voting and dispositive power.

         (c) On January 23, 2003, Mr. Friedensohn purchased 400 shares of Common Stock for the purchase price equal to $.015 a share.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

         (e)      Not applicable.


         Item 6.  Contracts, Arrangements, Understandings or Relationships with
                  -------------------------------------------------------------
                  Respect to Securities of the Issuer.
                  -----------------------------------

                  None


         Item 7.  Material to be Filed as Exhibits.
                  --------------------------------

                  None


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 13, 2003                      /s/ DAVID S. FRIEDENSOHN
                                       -----------------------------------------
                                       DAVID S. FRIEDENSOHN

                                       -4-